FOR . IMMEDIATE . RELEASE

Spectrum Signal Processing Announces First Quarter Results

Burnaby, B.C., Canada – April 24, 2003 – Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) a leading provider of high performance wireless signal processing and packet-voice solutions, today announced its financial results for the first quarter ended March 31, 2003. Spectrum reports all results in U.S. dollars and in accordance with U.S. GAAP.

For the quarter ended March 31, 2003, Spectrum recorded sales of $5.7 million, consistent with sales in the prior quarter and down 6% from sales of $6.1 million in the first quarter of 2002. Spectrum recorded break-even net earnings for quarter ended March 31, 2003, compared to a net loss of $2.4 million in the prior quarter (including a $1.6 million restructuring charge), or a loss of $0.16 per share and net earnings of $218,000 or $0.02 per share for the first quarter of 2002. Spectrum’s gross margin was 62% in the first quarter of 2003, compared to a 57% gross margin in the prior quarter and a 60% gross margin in the first quarter of 2002.

Spectrum’s cash position at March 31, 2003 stood at $2.8 million, down from $3.5 million at December 31, 2002 and up from the $1.3 million in cash at March 31, 2002. The reduction in the company’s cash is primarily due to capital asset outlays and increased working capital requirements attributable to the timing of customer deliveries during the quarter.

“First quarter expenses, net of a positive $260,000 Technology Partnerships Canada offset, remained stable, helping us to achieve break-even financial performance,” stated Pascal Spothelfer, Spectrum’s President and CEO. “Looking forward, we affirm our annual revenue guidance of $26 million to $29 million, annual gross margins in the 56% to 59% range, and positive net earnings for the year, all of which will be driven by increasing sales of new aXs™ and flexComm products.”

Mr. Spothelfer added, “Market validation of our wireless and packet-voice products continues to be strong as exhibited by UTStarcom initiating its first deployment purchase orders and NASA selecting Spectrum's SDR-3000 technology for its CLIDE program. On the partnership front, we have established key Value Added Reseller agreements with Harris Corporation and Wind River Systems over the last several weeks.”

Spectrum will conduct a conference call and live audio web cast on April 24, 2003 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed by dialing 1.800.273.9672, or by accessing the audio web cast from Spectrum’s web site at www.spectrumsignal.com. A replay of the call will be available from April 24 to May 1 and can be accessed by dialing 1.416.695.5800 followed by the access code 1395302, or by visiting www.spectrumsignal.com.

Forward-Looking Safe Harbor Statement

The statements by Pascal Spothelfer and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions, growth rates of the packet-voice or commercial wireless markets, government spending, changes in customer order patterns, supplier costs, successful contract negotiations, competitive factors, such as rival system-level architectures, developments in processor technology, the acceptance of new products in specific markets, pricing pressures, development and timing of introduction of new products, continued success in technological advances, and the ability to grow new packet-voice and government and commercial wireless business. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Form 20F filed with the Securities and Exchange Commission and the Annual Information Form filed with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

About Spectrum Signal Processing Inc.

Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing subsystems for use in communications infrastructure equipment. Spectrum’s optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 16 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government communications systems, satellite hubs, cellular base stations, media gateways and next-generation voice and data switches. More information on Spectrum and its aXs and flexComm product lines is available at www.spectrumsignal.com.

™aXs is a trademark of Spectrum Signal Processing Inc.

Spectrum Contact:

Liza Aboud

Phone: 604.421.5422 ext. 152

E-mail: liza_aboud@spectrumsignal.com

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Spectrum Signal Processing, Inc.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)

Prepared in accordance with United States generally accepted accounting principles

	Three months ended March 31,
	2002	2003
	(Unaudited)	(Unaudited)

Sales	$6,091	$5,702
Cost of sales	2,458	2,151
	3,633	3,551

Expenses
Administrative	1,064	1,261
Sales and marketing	1,055	1,252
Research and development	1,127	860
Amortization	167	193
Restructuring and other charges	-	(52)
	3,413	3,514

Earnings from operations	220	37

Other
Interest expense	3	6
Other income	(1)	(2)
	2	4

Earnings before income taxes	218	33

Income tax expense
Current	-	-
	-	-

Net earnings	218	33

Deficit, beginning of period	(11,454)	(15,161)
Deficit, end of period	$(11,236)	$(15,128)

Earnings per share
Basic	$0.02	$0.00
Diluted	$0.02	$0.00

Weighted average shares
Basic	12,364,587	14,732,391
Diluted	12,475,433	14,736,962

Spectrum Signal Processing, Inc.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except numbers of shares)

Prepared in accordance with United States generally accepted accounting principles

	December 31,	March 31,
ASSETS	2002	2003
		(Unaudited)
Current assets
Cash and cash equivalents	$3,480	$2,816
Trade receivables net of allowance for doubtful accounts of $226 (2002-$221)	4,887	5,539
Receivable from Technology Partnerships Canada	496	263
Inventories	2,414	2,574
Prepaid expenses	132	193
	11,409	11,385

Capital assets	2,666	2,931

	$14,075	$14,316

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$2,346	$2,740
Accrued liabilities	2,213	1,925
	4,559	4,665

Long-term obligations	857	775

Stockholders' equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 14,732,391 (2002 - 14,732,391)	24,974	24,974
Additional paid-in capital	554	554
Warrants	113	113
Deficit	(15,161)	(15,128)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,637)
	8,659	8,876

	$14,075	$14,316

Spectrum Signal Processing, Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Prepared in accordance with United States generally accepted accounting principles

	Three months ended March 31,
	2002	2003
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net earnings	$218	$33
Adjustments to reconcile net earnings to net cash
provided by (used for) operating activities
Amortization	167	193
Changes in operating assets and liabilities
Accounts receivable	(102)	(14)
Inventories	(184)	21
Prepaid expenses	2	(50)
Accounts payable	(398)	211
Accrued liabilities	312	(442)
Long-term obligations	-	(142)
Net cash provided by (used for) operating activities	15	(190)

Cash flows from investing activities
Purchase of capital assets	(101)	(246)
Net cash used for investing activities	(101)	(246)

Cash flows from financing activities
Issue of shares from share options	3	-
Share issue costs	(2)	-
Net cash provided by financing activities	1	-

Effect of foreign currency exchange rates on cash and
cash equivalents	(2)	(228)

Net decrease in cash and cash equivalents
during the period	(87)	(664)

Cash and cash equivalents, beginning of period	1,344	3,480
Cash and cash equivalents, end of period	$1,257	$2,816